Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-119330


                             ENERGAS RESOURCES, INC.

                              Prospectus Supplement
                     (To Prospectus Dated November 5, 2004)

     Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in Energas' common stock. Both documents contain information prospective investors should consider when making an investment decision.

     The attached prospectus relates to the resale of shares acquired by Dutchess Private Equities Fund II, L.P. pursuant to an equity line of credit. Because Dutchess may sell some or all of these shares, and since there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, Energas cannot estimate the actual number of shares that Dutchess will hold after the completion of the offering.

     The following provides information concerning the most recent draw down requested by Dutchess under the equity line of credit.

      Date of          Shares         Average Sale     Net Proceeds
        Sale            Sold         Price Per Share    to Energas
      -------          ------        ---------------   ------------

      12/8/04         325,866             $0.60          $185,669

     Energas' common stock is quoted on the OTC Bulletin Board under the symbol "EGSR". On December 8, 2004 the closing price for one share of Energas' common stock was $0.61.

     Energas expects to use the proceeds from the sale of these shares for general and administrative expenses, oil and gas exploration and development and future acquisitions of oil and gas properties









           The date of this prospectus supplement is December 8, 2004.